groguru

STRATEGIC IRRIGATION MANAGEMENT FOR THE SMART FARM

Patrick Henry – President & CEO
patrick@groguru.com

May 2020



A Global Crisis is Brewing!



800M

Chronically Undernourished People Globally Today



70%

Increase Needed in Global Food Production by 2050



70%

Freshwater Used Globally for Agricultural Irrigation

Source: FAO

Global Crop Yield Must Increase To Meet Growing Demand

Farmers Faced with Many Difficult Challenges

WATER

SOIL HEALTH



WEATHER/CLIMATE

FARM LABOR

REGULATORY

COMMODITY PRICING

INPUT COSTS

It’s ALL About the Roots!

Optimal Irrigation has the single biggest impact on *crop yield* and *crop quality* by creating a robust **root system**



Most Farmers Struggle with Irrigation Decisions

Look at the neighbors

Expensive soil sampling and "pressure bombs"



Feel the soil

What did I do last year

Only 10% of farmers uses soil sensors

Annual Install/Removal of Competitive Alternatives



Annual
Seeding

Destructive
Harvest



All Competitors Use Annual Install and Removal
AquaSpy
WaterBit
cropx/CropMetrics
HORTAU
Sentek
IRROMETER

Annual Install and Removal Has Major Issues

- High Total Cost of Ownership
- Scalability Issues
- Sub-Optimal Yield Improvement
- Insufficient Data Continuity for AI

GroGuru – Farm over the Top


30ft
WUGS
Range
2
Easy to remove field unit WUGS to LoRa bridge – 5+ mile range
3
Base unit connects LoRa via LTE to the Cloud
groguru
4
GroGuru Cloud analyzes and SaaS
1
Sensor buried below tilling depth – PERM INSTALL
5
Smart irrigation system

GroGuru Mobile WUGS


50ft
WUGS
Range
2/3
Mobile above ground unit on a drone or center-pivot communicates to cloud via LTE
groguru
4
GroGuru Cloud analyzes and SaaS
1
Sensor buried below tilling depth – PERM INSTALL
5
Smart irrigation system

GroGuru Delivers Superior Value Proposition!

Reduce Total Cost of Ownership – Eliminate Annual Install/Removal

Improve Scalability – Perm Install (30X ↑) – Software Ease-of-Use

Increase Yield Impact – 10-20% Increase as a Starting Point

Enable Data Continuity & Aggregation – AI Massively Reduces Agronomy Support – System Gets Better with Time

Multiple 'Moats' – Sustainable Competitive Advantage



PRODUCT: WUGS → Permanent Install → Clean Data → Machine Learning → Intuitive UI

ROADMAP: Mobile WUGS + Weather + Irrigation System Data → Irrigation Automation

INTELLECTUAL PROPERTY: Eight Patents Issued & Pending

OTHER INPUTS: Path to Using New Micronutrient Sensors with WUGS (Fertilizer)

PARTNERSHIPS: Best in Class Dealers, Contract Mfg & Key Strategic Partners

Farmers See WUGS as a Game Changer

"Permanent install and the data all throughout the year and across multiple years from the same spot is priceless."

"The ability to permanently install soil moisture sensors will greatly improve our ability to manage water and should improve our yields and sustainability."

"A permanent probe is the only solution to accurately measure soil moisture the entire year."



Grant Norwood,
Norwood Farms
3,000 acres



Tom Moore,
Moore Brothers Farming
15,000 acres



Harold Grall,
Hasta Farms
6,500 acres

Massive Market Opportunity

US Market
$2B per year



US Irrigated Farmland
Annual Field Crops 85%
Perennial Crops 15%


3.811B
Acres
52M
Acres
313M
Acres

US Farmland
Irrigated 16%
Non-Irrigated 84%

WW Market
$20B per year

Global Farmland



groguru

Current Business Model and Go-To-Market

Business Model

Hardware-enabled SaaS, IOT for AgTech

Hardware Sales
50% Margins

Annual Subscription
95% Margins

(Subscription-only revenue model with volume and additional capital)

Go-To-Market

Contract manufacturing & dealer channels

Market Access

↓

Channel Sales: Irrigation & Farm Equipment Dealers and Co-ops

Go-To-Market

Phase 0
2018
Specialty Crops
STEM Product

Phase 1
2019
Field Crops
WUGS Product

Phase 2
2020
Field Crops
WUGS Product

Phase 3
2021
Field Crops
WUGS Product

Phase 4
2nd Half 2021
Field Crops
WUGS Product

International: Canada, Mexico, Argentina, Brazil, Australia


WA
MT
ND
MN
WI
MI
ME
OR
ID
SD
WY
VT
NY
NH
IA
NE
PA
NV
UT
CO
KS
IL
IN
OH
NJ
MO
WV
KY
VA
CA
OK
AR
TN
NC
AZ
NM
TX
MS
AL
GA
SC
LA
FL

GroGuru Deployments To-Date


WA
MT
ND
MN
OR
ID
SD
WI
MI
ME
VT
NH
NY
WY
NE
IA
NV
UT
CO
KS
IL
IN
OH
PA
NJ
WV
VA
MO
KY
CA
OK
AR
TN
NC
AZ
NM
SC
MS
AL
GA
TX
LA
FL

Crop Types

- Almonds
- Pistachios
- Lemons
- Wine Grapes
- Olives
- Walnuts
- Tomatoes
- Green Beans
- Roses
- Corn
- Cotton
- Alfalfa
- Soybeans
- Blueberries
- Cannabis
- Hemp
- Sorghum
- Raisins
- Oranges

2,000+ sensors deployed over 80 customers & 20+ crop types

Dealer Network Sees the Value!

"Soil moisture probes are a good fit for our business and compliment our other offerings. GroGuru's permanently installed probes are a step forward compared to competing products. The ability to install during the non-peak part of the year allows us to better utilize our time by reducing our peak season labor. The customer also gets more data by getting year around information."



Karlyle Haaland,
Owner, PivoTrac Monitoring
1,000,000 deployed acres

Seasoned Team - Domain, Technical and Business Expertise



Patrick Henry
CEO
Multiple exits, IPO with $1 billion valuation



David Sloane, PhD
Chief Agronomist
20 years experience in irrigation agronomy



Farooq Anjum, PhD
Co-Founder, CTO and VP of Engineering
Designed wireless networks deployed in 30+ countries



Vince Ferrante
VP of Sales
Built/managed sales teams and a rep company



Jeff Campbell, PhD
Co-Founder & Chief Architect
Inventor of various soil sensors, Stevens Hydraprobe

Advisors

Farmers Advisory Board



Kevin Wright
President
Ritter Agribusiness



Grant Norwood
Norwood Farm



Harold Grall
Hasta Farms



Mike Jarrard
Mann's
Western Growers



Tom Franscioni
Divum



Matt Shekoyan
Ex-CFO, COO
the Wonderful company
Sunkist

Business/Financial Advisors



Rory Moore
CEO
EvoNexus



Umair Khan
Founding Partner
Mentors Fund



Denise & Steven Longley
Managing Partners
LongleyCapital

Affiliations and Awards

Affiliations

- United Nations Global Compact
- The Yield Lab
- WET Center – "The business of water, energy, and ag technology."
- EvoNexus
- JAIN
- SVG Ventures | THRIVE – Advancing the Future of Agriculture and Food Through Innovation
- Microsoft
- AgLaunch – Accelerating Agri-Tech Innovation

Awards

- EvoNexus Demo Day
- San Diego Angel Conference 2019
- THRIVE Midwest Challenge
- The Radicle Automation Challenge
- John G. Watson Quick Pitch Competition

Explosive Growth Opportunity



$70
$60
$50
$40
$30
$20
$10
$0
Millions
Operating Income
Total Revenue
Total Subscribers
70
60
50
40
30
20
10
-
Thousands

	2018	2019	2020	2021	2022	2023
Total Revenue	$147,048	$674,113	$3,008,258	$16,406,571	$36,058,731	$69,681,128
Operating Income	($1,032,558)	($1,568,762)	($931,960)	$1,646,791	$9,232,332	$28,042,185
Total Subscribers	149	358	1,940	10,236	26,111	56,662

NOTE: This slide contains future looking projections which cannot be guaranteed.

$1.5M Run-Rate in 4Q2019

500% CAGR over the last three years

Recession resilient business: Farmers will farm

Current dealer network covers ~6 million deployable acres

Investment Opportunity

- Seeking $1,070,000 convertible note financing in Reg-CF Offering

- Previously raised $3.8M in Angel, Family Office and Accelerator Funding

- Use of Proceeds: product development & commercialization and channel & sales expansion


2020/2021 Operating Expenses
R&D
Sales & Marketing
G&A

GroGuru Hopes to Break-Open the Market!

- Large and explosive market - recession resistant
- GroGuru WUGS enables permanent installation
- AI-enabled cloud-based engine
- Payback period of one growing season for farmers
- Business model moves to subscription-only
- Multiple ‘moats’ - sustained competitive advantage

groguru

LEADERSHIP IN STRATEGIC IRRIGATION MANAGEMENT

Patrick Henry
patrick@groguru.com

